EXHIBIT 99.1

Centerra Gold Announces Quarterly Dividend of C$0.05 per common share

TORONTO, May 11, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra”) (TSX: CG) (NYSE: CGAU) announced today that its Board of Directors has approved a quarterly dividend of C$0.05 per common share – approximately C$14.8 million or US$12.7 million. The quarterly dividend is payable on June 10, 2021 to shareholders of record on May 27, 2021. The dividend is an eligible dividend for Canadian income tax purposes.

Centerra continues to proactively monitor closely the evolving situation relating to COVID-19 and how it may affect the Company’s business.  The Company notes that going forward, in addition to the other factors that the Board of Directors normally considers in connection with the declaration of dividends, it will also need to carefully consider whether, and the extent to which, developments relating to COVID-19 affect its dividend program. Centerra also notes that there is a great deal of uncertainty regarding the Kumtor Mine due to recent legislative changes in the Kyrgyz Republic, public rhetoric regarding nationalization, and tax and legal claims and investigations relating to the Kumtor Mine. Going forward, the Board of Directors will also need to carefully consider whether, and the extent to which, developments surrounding Kumtor will affect its declaration of future dividends. In accordance with Centerra’s dividend policy, the timing and quantum of dividends are to be determined by the Board of Directors from time-to-time based on, among other things, the Company’s operating results, cash flow and financial conditions, Centerra’s current and anticipated capital requirements, and general business conditions.

About Centerra Gold
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra operates three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/618f558c-14be-43a7-b946-7ec525bf6349